SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                20 August 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 6 August 2007
             2.  Transaction in Own Shares announcement made on 7 August 2007
             3.  Transaction in Own Shares announcement made on 7 August 2007
             4.  Transaction in Own Shares announcement made on 8 August 2007
             5.  Transaction in Own Shares announcement made on 9 August 2007
             6.  Transaction in Own Shares announcement made on 9 August 2007
             7.  Transaction in Own Shares announcement made on 10 August 2007
             8.  Transaction in Own Shares announcement made on 13 August 2007
             9.  Transaction in Own Shares announcement made on 14 August 2007
            10.  Transaction in Own Shares announcement made on 14 August 2007
            11.  Transaction in Own Shares announcement made on 14 August 2007
            12.  Director/PDMR Shareholding announcement made on 15 August 2007
            13.  Transaction in Own Shares announcement made on 15 August 2007
            14.  Transaction in Own Shares announcement made on 16 August 2007
            15.  Transaction in Own Shares announcement made on 17 August 2007
            16.  Transaction in Own Shares announcement made on 17 August 2007

Monday 6 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 312.8328 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 524,252,208 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,116,402,644.


The above figure (8,116,402,644) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Tuesday 7 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 323,994 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 523,928,214 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,116,726,638.

The above figure (8,116,726,638) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Tuesday 7 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 316.77 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 527,928,214 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,112,726,638.

The above figure (8,112,726,638) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Wednesday 8 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 2,500,000 ordinary shares at a price of 317.97 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 530,428,214 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,110,226,638.


The above figure (8,110,226,638) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Thursday 9 August 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 236,852 ordinary shares at a minimum price of 192 pence per share and a maximum price of 196 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 530,191,362 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,110,463,490.

The above figure (8,110,463,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Thursday 9 August 2007


                                 BT GROUP PLC

            TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 7,000,000 ordinary shares at a price of 309.08 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 537,191,362 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,103,463,490.

The above figure (8,103,463,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  = ends =

Friday 10 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,500,000 ordinary shares at a price of 301.49 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 541,691,362 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,098,963,490.


The above figure (8,098,963,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Monday 13 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,265,000 ordinary shares at a price of 303.3681 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 545,956,362 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,094,698,490.


The above figure (8,094,698,490) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Tuesday 14 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 18,197,459 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 527,758,903 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,112,895,949.


The above figure (8,112,895,949) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Tuesday 14 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 742,872 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 527,016,031 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,113,638,821.


The above figure (8,113,638,821) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Tuesday 14 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 311.4525 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 529,016,031 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,111,638,821.


The above figure (8,111,638,821) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ANDY GREEN

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ANDY GREEN AND IAN LIVINGSTON

8 State the nature of the transaction

THE EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

ANDY GREEN

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME OVER 5712 SHARES AT AN OPTION PRICE OF GBP1.65 PER SHARE

IAN LIVINGSTON

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME OVER 7290 SHARES AT AN OPTION PRICE OF GBP2.27 PER SHARE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

ANDY GREEN

OPTION PRICE OF GBP1.65 PER SHARE

IAN LIVINGSTON

OPTION PRICE OF GBP2.27 PER SHARE

14. Date and place of transaction

14 AUGUST 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ANDY GREEN
PERSONAL HOLDING: SHARES - 324,059
BT GROUP DEFERRED BONUS PLAN: SHARES - 297,220
BT GROUP INCENTIVE SHARE PLAN: SHARES - 778,085
BT GROUP RETENTION SHARE PLAN: SHARES - 572,785
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 831,677 SHARES


IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 357,747
BT GROUP DEFERRED BONUS PLAN: SHARES - 308,184
BT GROUP INCENTIVE SHARE PLAN: SHARES - 816,990
BT GROUP RETENTION SHARE PLAN: SHARES - 280,879
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 676,692 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 6,250 SHARES.


16. Date issuer informed of transactions

15 AUGUST 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 AUGUST 2007

END

Wednesday 15 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 311.483 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 531,016,031 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,109,638,821.


The above figure (8,109,638,821) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Thursday 16 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 305.643 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 533,016,031 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,107,638,821.


The above figure (8,107,638,821) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Friday 17 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 55,064 ordinary shares at a minimum price of 165 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 532,960,967 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,107,693,885


The above figure (8,107,693,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =

Friday 17 August 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 955,000 ordinary shares at a price of 305.7424 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 533,915,967 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,106,738,885.


The above figure (8,106,738,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 20 August 2007